TeliaSonera January-September 2006
Nine-month period

•	Net sales increased to SEK 67,873 million (64,785).

•	Net income increased to SEK 14,745 million (10,352) and earnings per share increased to SEK 2.89 (1.95).

•	Free cash flow increased to SEK 13,731 million (12,403).

•	Strong customer growth year on year:

-	2.1 million new customers in the majority-owned Nordic, Baltic and Eurasian operations.

-	14.7 million new customers in the associated companies MegaFon and Turkcell.

Third quarter

•	Net sales increased 4.2 percent to SEK 23,157 million (22,229).

•	Operating income, excluding non-recurring items, improved to SEK 7,802 million (6,162).

•	EBITDA, excluding non-recurring items, improved to SEK 8,756 million (8,224) and the margin increased to 37.8 percent (37.0).

•	Free cash flow increased to SEK 4,870 million (4,088).

•	Net income increased to SEK 5,745 million (4,367) and earnings per share increased to SEK 1.13 (0.84).

•	The Board of Directors intends to propose an ordinary dividend for 2006 in the upper range of the interval 30-50 percent of net income attributable to shareholders of the parent company.

•	Extraordinary dividends of SEK 20 billion to be proposed for 2006.

Financial Highlights

SEK in millions, except per share data	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005
Net sales	23,157	22,229	67,873	64,785
EBITDA1) excl. non-recurring items2)	8,756	8,224	24,500	22,313
Operating income	7,679	5,642	19,299	13,527
Operating income excl. non-recurring items	7,802	6,162	20,247	15,217
Net income	5,745	4,367	14,745	10,352
of which attributable to shareholders of the parent company	5,053	3,763	12,958	8,963
Earnings per share (SEK)	1.13	0.84	2.89	1.95
1) Please refer to page 17 for definitions.
2) Non-recurring items; see table on page 22.

Comments from Anders Igel, President and CEO

“This year TeliaSonera has demonstrated its strength. The third quarter posted all-time high net sales, EBITDA, operating income and earnings per share.”

Dividends to be proposed for 2006

In view of the strong development during 2006, the Board of Directors has the intention to propose to the Annual General Meeting in April 2007 an ordinary dividend in the upper range of the interval 30-50 percent of net income attributable to shareholders of the parent company.

In the second quarter 2006, the Board of Directors of TeliaSonera addressed the company’s dividend policy. It was stated as strategically important to secure financial flexibility for investments in future growth, both organically and by acquisitions. The Board of Directors expressed its intention to propose a yearly additional distribution to shareholders. The additional distribution will be reviewed annually taking into consideration cash flow and its projections as well as investment plans. Accordingly, for 2006, the Board of Directors has decided to propose an extraordinary dividend of SEK 10 billion.

On top of this, the Board, in view of the strong development during the year, has decided to propose a further extraordinary dividend for 2006 of SEK 10 billion.

Thereby, for 2006, the proposals for additional returns to shareholders, in excess of ordinary dividend, will total SEK 20 billion, to be distributed as extraordinary dividends.

Outlook 2006

The outlook for the Group operations remains the same. Mobile and broadband volume growth is expected to continue. Group net sales and results before taxes are expected to grow. Free cash flow will remain strong.

Due to investments rescheduling, the CAPEX to sales ratio, including Xfera and NextGenTel, will be lower than previously indicated and lower than the 2005 level.

Review of the Group, Third Quarter 2006

Net sales increased 4.2 percent to SEK 23,157 million year on year. Acquisitions affected positively by 2.4 percent and exchange rate fluctuations negatively by 0.7 percent, which implies an organic growth of 2.5 percent.

In mobile communications, sales increased in Eurasia (27 percent), in Norway (17 percent), in the Baltics (7 percent) and in Denmark (5 percent). In Finland, sales increased 3 percent when excluding the effects from Saunalahti’s withdrawal from Sonera's network. Sweden showed strong volume growth, but sales in Sweden decreased 3 percent due to lower price levels.

In fixed communications, demand for broadband was strong and sales increased in all markets. The strong growth in broadband offset the decrease in fixed voice on all markets except Sweden and Denmark.

The associated companies MegaFon and Turkcell continued to demonstrate considerable strong growth.

The customer base increased 22 percent year on year. At the end of the quarter, TeliaSonera had 29.5 million customers in the majority-owned operations and 62.6 million customers in associated companies.

EBITDA, excluding non-recurring items, increased to SEK 8,756 million (8,224) and the margin improved to 37.8 percent (37.0).

Operating income, excluding non-recurring items, increased to SEK 7,802 million (6,162) due to improved earnings in both the majority-owned operations and associated companies.

In the majority-owned operations, earnings improved by SEK 932 million year on year. Earnings improved in all operations. Earnings growth was strongest in Finland, Eurasia and Denmark. The improvement includes SEK 220 million from adjusted depreciation schedules, mainly in Sweden and Finland.

Income from associated companies improved SEK 708 million. Income from MegaFon increased SEK 371 million and from the associated company Overseas Telecom’s divestment of the mobile operator MTN Uganda had a positive effect of SEK 562 million. Turkcell continued its positive development trend but income from Turkcell decreased by SEK 252 million due to the depreciation of the Turkish lira.

Non-recurring items affecting operating income totaled SEK -123 million (-520), and were mainly restructuring costs in Sweden and Finland.

Financial items totaled SEK -155 million (-118).

Income taxes increased to SEK 1,779 million (1,157). The effective tax rate increased to 23.6 percent (20.9) due to the expiration of the tax holiday in Kazakhstan.

Net income attributable to shareholders of the parent company increased to SEK 5,053 million (3,763) and earnings per share improved to SEK 1.13 (0.84).

CAPEX increased to SEK 2,743 million (2,530) mainly due to higher investments in Eurasia to maintain the quality and coverage leadership, and 3G network roll-out in Spain.

Free cash flow increased to SEK 4,870 million (4,088) due to improved EBITDA, increased dividends from associated companies and repayment of previously paid preliminary tax, which more than offset the negative effect of the changes in working capital and the effect from higher CAPEX.

Net debt decreased from SEK 23,621 million to SEK 18,716 million during the third quarter primarily due to the positive free cash flow.

The equity/assets ratio increased from 61.0 percent to 62.5 percent during the quarter.

Restructuring measures maintained profitability in fixed but mobile volume growth did not offset price erosion in Sweden

•
Price pressure was significant in all product areas and customer segments. Market players launched several new offers, in particular aimed at small and medium-sized businesses. The migration from fixed to IP-based services continued and usage of mobile broadband services based on 3G and WLAN increased sharply. Additional players started tests of mobile TV based on DVB-H technology in the third quarter.

•	Mr. Anders Bruse, previously Head of Products and Services within TeliaSonera Sweden, succeeded Ms. Marie Ehrling as President of TeliaSonera Sweden on September 19, 2006.

SEK in millions, except margins, ARPU and number of customers	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005
Net sales	9,205	9,509	27,644	28,971
EBITDA excl. non-recurring items	3,935	4,088	11,161	11,548
Margin (%)	42.7	43.0	40.4	39.9
Operating income	2,988	2,468	7,799	6,727
Operating income excl. non-recurring items	3,033	2,982	8,426	8,245
Mobile communications
Net sales	3,049	3,128	8,964	9,077
EBITDA excl. non-recurring items	1,285	1,455	3,757	3,865
Margin (%)	42.1	46.5	41.9	42.6
CAPEX	176	187	484	650
ARPU (SEK)	204	216	204	214
Number of customers, end of period (thousands)	4,504	4,372	4,504	4,372
Fixed communications
Net sales	6,156	6,381	18,680	19,894
EBITDA excl. non-recurring items	2,650	2,633	7,404	7,683
Margin (%)	43.0	41.3	39.6	38.6
CAPEX	568	710	1,764	2,360
Number of customers, end of period (thousands):
Retail excl. broadband	5,348	5,935	5,348	5,935
Broadband	862	633	862	633
Wholesale PSTN subscriptions	990	773	990	773
Wholesale copper access, LLUB	482	332	482	332

Mobile communications

•
Customer and traffic growth, particularly within mobile data, was strong during the quarter. However, intensified price pressure within the small and medium-sized business segment led to a decrease in net sales by 3 percent year on year.

•
The number of mobile customers rose by 132,000 to 4,504,000. During the third quarter, the increase totaled 65,000, of which 57,000 were postpaid customers following the recent launch of the attractive price plan Telia Mobil till V’nner (Telia Mobile for Friends).

•	The number of traffic minutes per customer and month increased to 159 (141) year on year, but ARPU decreased due to lower price levels. Postpaid churn decreased to 10 percent (11).

•	The effects from the ongoing restructuring program did not fully compensate for increased sales and marketing costs and the lower price levels, and the EBITDA margin decreased year on year.

•	Costs for the purchase of capacity from the associated company Svenska UMTS-nät AB totaled SEK 98 million (91).

•	Svenska UMTS-nät has invested SEK 3.8 billion in the 3G infrastructure in Sweden so far.

Fixed communications

•
Sales were positively impacted by a significant increase in broadband sales and by approximately SEK 70 million in wholesale adjustment between the quarters. However, the net sales decreased 4 percent year on year due to the decline in fixed voice traffic and the number of subscriptions as well as price pressure.

•
The number of broadband customers increased by 229,000 to 862,000 year on year and the strong growth more than compensated for de-creased sales in dial-up Internet. During the third quarter, the broad-band customer intake was 43,000.

•	During the third quarter, the number of fixed voice retail subscriptions decreased by 123,000, of which 36,000 were transferred to wholesale.

•	EBITDA margin improved since positive effects from the ongoing re-structuring program more than compensated for the sales decline in fixed voice.

•	CAPEX decreased year on year due to lower investments in the circuit-switched telephony network and the transport network.

Effects from the ongoing restructuring program

•
Since the introduction of the program in the beginning of 2005, 1,182 employees have accepted the offer for early retirement and 460 employees have been transferred to the re-deployment unit. Of these, 1,413 have left the company. In addition, hired personnel have decreased by approximately 550.

•	As of the fourth quarter in 2006, the restructuring measures implemented to date are estimated to give an annual gross savings effect of SEK 2,550 million compared to the cost level of 2004.

•	During the third quarter, the savings effect was approximately SEK 600 million (300), of which a large portion was related to fixed communications.

•
In the third quarter, non-recurring expenses totaled SEK 45 million and were mainly attributable to provisions for surplus office space. Since the introduction of the restructuring program in Sweden, SEK 3.1 bil-lion has been reported as non-recurring items, of which SEK 2.4 billion were provisions for redundancy and SEK 0.7 billion impairment charges for the network and costs for surplus office space.

Solid development in Finland

•
On the Finnish mobile market, competition concentrated on sales of bundled offers containing a 3G telephone and a subscription. Prices continued to stabilize and churn decreased. Bundled offers including broadband and laptop computers were also introduced on the market during the third quarter.

SEK in millions, except margins, ARPU and number of customers	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005
Net sales	4,212	4,218	12,396	12,769
EBITDA excl. non-recurring items	1,285	1,111	3,237	2,866
Margin (%)	30.5	26.3	26.1	22.4
Operating income	568	275	1,038	345
Operating income excl. non-recurring items	642	279	1,327	454
Mobile communications
Net sales	2,441	2,466	7,018	7,614
EBITDA excl. non-recurring items	707	607	1,709	1,642
Margin (%)	29.0	24.6	24.4	21.6
CAPEX	79	104	235	561
ARPU (EUR)	29.5	29.4	28.5	30.6
Number of customers, end of period (thousands)	2,436	2,464	2,436	2,464
Fixed communications
Net sales	1,771	1,752	5,378	5,155
EBITDA excl. non-recurring items	578	504	1,528	1,224
Margin (%)	32.6	28.8	28.4	23.7
CAPEX	223	248	674	832
Number of customers, end of period (thousands)	1,040	1,079	1,040	1,079

Mobile communications

•
Excluding effects from Saunalahti’s withdrawal from Sonera’s network (SEK -104 million), sales increased 3 percent due to increased sales of handsets and new pricing models. Total net sales decreased 1 percent year on year as an effect of the Saunalahti’s withdrawal.

•
The customer base decreased by 28,000 to 2,436,000 year on year and postpaid churn declined to 17 percent (24). During the third quarter, the number of customers decreased by 49,000 mainly due to the cancellation of new sales of Tele Finland’s low price subscriptions and that 13,000 customers with the “Multi-SIM” product (two SIM cards with the same telephone number) are now registered as having one subscription instead of two.

•	For the first time in two years, ARPU showed a slight increase year on year due to the introduction of new pricing models. Minutes of use per customer increased 1 percent.

•	EBITDA and the EBITDA margin further improved in the third quarter due to new pricing models and lower interconnect prices. Saunalahti’s withdrawal affected earnings negatively.

Fixed communications

•	Net sales increased 1 percent due to strong sales of broadband and higher equipment sales. Fixed voice sales further declined.

•
The number of broadband customers increased by 74,000 to 395,000 year on year. During the third quarter, the increase was 14,000. Sonera has the most powerful broadband offer on the consumer market in Finland after its launch in the third quarter of a next generation high-speed broadband service based on optical fiber to the basement (FTTB) with a speed of up to 100 Mbps. In areas where Sonera does not have its own access network Sonera changed focus and currently only offers broadband with speeds of 1Mbps or higher.

•	EBITDA and the EBITDA margin improved due to efficiency measures.

Effects from the ongoing cost efficiency program

•
In addition to the SEK 1 billion gross cost savings program completed in 2005, a turnaround program was initiated at the end of 2005 to secure future growth and restore profitability, for example, by lowering annual gross cost levels by SEK 2 billion as of 2008 compared to the cost levels in 2005.

•
The turnaround measures implemented to date will yield annual cost savings of approximately SEK 900 million (from the total SEK 2 billion) as of the fourth quarter 2006. So far, the majority of the savings was achieved in sales and marketing, subcontracting, personnel and interconnect costs. During the third quarter, the savings effect from the turnaround program was slightly above SEK 200 million. In addition, cost savings totaled SEK 250 million (30) from the previous savings program. More than half of the savings during the quarter affected mobile communications.

•
In the third quarter, non-recurring items for the turnaround program totaled SEK 74 million. Since the introduction of the program, SEK 289 million has been reported as non-recurring items, of which SEK 106 million as impairment charges and SEK 118 million as expenses for the competence pool. Thus far, 360 employees have been transferred to the competence pool, of which 70 remained in the pool at the end of the quarter.

•
Efforts to lower cost levels continue. Management and personnel representatives will continue discussions concerning the best, long-term operational model to allocate different functions geographically. Customer service, profitability and the location of personnel will be taken into consideration.

Increased sales activities increased the number of postpaid customers but lowered the margin in Norway

•
The Norwegian market is still attracting new players both in broadband/IP telephony and mobile communications. This creates an increasingly challenging market. The auction for the fourth 3G license is ongoing and will further increase competition on the mobile market. Additional new mobile services and offers were launched in the third quarter together with new price plans for broadband services.

SEK in millions, except margins, ARPU and number of customers	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005
Net sales	2,548	1,991	7,066	5,385
EBITDA excl. non-recurring items	754	657	2,499	1,910
Margin (%)	29.6	33.0	35.4	35.5
Operating income	478	363	1,759	1,196
Operating income excl. non-recurring items	478	445	1,759	1,318
Mobile communications
Net sales	2,336	1,991	6,780	5,385
EBITDA excl. non-recurring items	709	657	2,438	1,910
Margin (%)	30.4	33.0	36.0	35.5
CAPEX	78	132	368	615
ARPU (NOK) *	372	353	368	333
Number of customers, end of period (thousands)	1,637	1,277	1,637	1,277
Fixed communications
Net sales	212	-	286	-
EBITDA excl. non-recurring items	45	-	61	-
Margin (%)	21.2	-	21.3	-
CAPEX	38	-	47	-
Number of customers, end of period (thousands)	168	-	168	-
* Refers to NetCom

Mobile communications

•
Net sales increased 17 percent year on year, mainly due to the acquisition of Chess (consolidated as of November 7, 2005). In local currency, net sales increased 21 percent. The lower interconnect fees as of July 1, 2006 impacted negatively by SEK 45 million.

•	The number of customers increased by 360,000 year on year mainly due to the acquisition of Chess.

•
NetCom’s postpaid customer initiative was successful and the company’s postpaid customer base increased by 51,000 during the third quarter while the number of prepaid customers decreased. In Chess, the number of customers decreased by 32,000 partly due to the termination of 25,000 primarily prepaid subscriptions. In total, the number of mobile customers decreased by 1,000 in Norway during the third quarter. NetCom’s postpaid churn decreased to 11 percent (19).

•
EBITDA improved due to synergies of approximately SEK 200 million from the acquisition of Chess, but higher costs for NetCom’s sales and marketing activities burdened the margin. Net effects of SEK 28 million from lower interconnect fees also impacted the margin negatively.

•	Mr. Per-Christian Andersen was appointed President of Chess on September 19. Mr. Andersen was previously President of Electronic Arts in Norway.

Fixed communications

•
NextGenTel (consolidated as of June 1, 2006) has continued its positive development. During the third quarter the number of broadband customers increased by 4,000 to 168,000, of which 26,000 were VoIP customers.

•	NextGenTel was awarded a license for wireless broadband access WiMax, which will be used to further increase broadband coverage.

Improved profitability in Denmark

•
The Danish mobile market continued to experience stable prices and focus remained on customer retention and customer loyalty. On the broadband market, operators increased their activities in order to migrate customers from dial-up Internet to broadband access. Telia was the first operator to launch an offer where the mobile telephone functions as an IP telephone over broadband in the home and as a normal mobile telephone outside the home.

SEK in millions, except margins, ARPU and number of customers	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005
Net sales	1,889	1,868	5,701	5,262
EBITDA excl. non-recurring items	382	293	1,091	635
Margin (%)	20.2	15.7	19.1	12.1
Operating income	159	13	344	-226
Operating income excl. non-recurring items	159	14	376	-196
Mobile communications
Net sales	1,354	1,287	4,045	3,633
EBITDA excl. non-recurring items	264	169	740	314
Margin (%)	19.5	13.1	18.3	8.6
CAPEX	57	136	168	541
ARPU (DKK)	257	255	251	248
Number of customers, end of period (thousands)	1,094	1,118	1,094	1,118
Fixed communications
Net sales	535	581	1,656	1,629
EBITDA excl. non-recurring items	118	124	351	321
Margin (%)	22.1	21.3	21.2	19.7
CAPEX	54	33	125	106
Number of customers, end of period (thousands)	537	553	537	553

Mobile communications

•
Net sales increased 5 percent year on year mainly due to increased handset sales. Lower interconnect fees affected net sales negatively by SEK 31 million. In local currency, net sales increased 7 percent.

•
EBITDA and the EBITDA margin improved due to the successful implementation of synergies from the acquisition of Orange, lower sales and marketing costs and efficiency effects from the integration of Telia Mobile and Telia Networks. Lower interconnect fees impacted negatively by SEK 24 million.

•
Telia is focusing on high-value customers in order to rebalance the customer base and the share of postpaid customers further increased during the quarter. Postpaid churn continued to be high, 31 percent. The total customer base decreased by 24,000 year on year and by 33,000 during the quarter, primarily in the prepaid segment.

Fixed communications

•
Net sales decreased 8 percent year on year due to lower fixed voice sales and the expiration of the agreement to deliver network capacity to Sonofon. Sales of broadband and data communications solutions for businesses, including IP VPN, increased.

•	The number of broadband customers increased by 14,000 to 159,000 year on year. During the third quarter, the increase was 4,000.

•	EBITDA decreased due to lower sales, but synergies from the integration of Telia Networks and Telia Mobile improved the margin.

Further market adaptation and streamlining

•
The Danish operations have initiated further efficiency measures in order to continue to adapt the organization to the market. The changes are estimated to decrease the number of full-time positions by approximately 90-100. The restructuring cost is estimated at around SEK 45 million and will be reported as a non-recurring item in the fourth quarter. The annual cost savings are estimated to total SEK 80 million as of 2007.

Continued good development within mobile and broadband in the Baltics

•
The highly competitive mobile market environment led to increased price pressure and increased costs for sales and marketing primarily in Estonia and Latvia. The fixed broadband market continued to develop positively but in fierce competition.

SEK in millions, except margins and number of customers	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005
Net sales	2,551	2,416	7,395	6,840
EBITDA excl. non-recurring items	1,159	1,152	3,385	3,284
Margin (%)	45.4	47.7	45.8	48.0
Income from associated companies	69	65	190	175
Operating income	795	692	2,169	1,871
Operating income excl. non-recurring items	795	692	2,169	1,871
Mobile communications
Net sales	1,824	1,707	5,164	4,729
of which Lithuania	615	609	1,808	1,697
of which Latvia	663	615	1,835	1,692
of which Estonia	546	483	1,521	1,340
EBITDA excl. non-recurring items	805	783	2,260	2,191
Margin (%), Lithuania	42.4	41.5	40.7	43.2
Margin (%), Latvia	49.5	51.1	50.5	51.5
Margin (%), Estonia	39.6	44.7	39.3	43.8
CAPEX	163	188	474	453
Number of customers, end of period (thousands)	3,558	3,098	3,558	3,098
Fixed communications
Net sales	917	860	2,733	2,541
of which Lithuania	493	492	1,480	1,448
of which Estonia	424	368	1,253	1,093
EBITDA excl. non-recurring items	358	375	1,137	1,106
Margin (%), Lithuania	46.2	50.0	49.3	49.5
Margin (%), Estonia	30.7	35.1	32.5	35.6
CAPEX	144	90	372	245
Number of customers, end of period (thousands)
in subsidiaries	1,464	1,411	1,464	1,411
in associated companies	706	681	706	681

Mobile communications

•	Net sales increased 7 percent year on year due to customer and traffic growth in all markets.

•	The customer base increased by 460,000 year on year. During the third quarter, the increase was 102,000.

•	In the Baltics, the average postpaid churn was at the same level as in the comparative quarter, approximately 12 percent.

•
Lower price levels and increased sales and marketing costs weakened the margin in Latvia and Estonia. In Estonia the margin was also affected negatively by a larger share of low margin sales, primarily handsets and laptops. In Lithuania, the margin increased mainly due to lower sales and marketing costs.

Fixed communications

•	Strong demand for broadband access and business data communication services more than offset the decreased fixed voice sales. In Estonia, the acquisition of MicroLink also impacted sales positively.

•
The number of broadband customers climbed by 101,000 year on year while the number of fixed voice customers decreased by 29,000. During the third quarter, broadband customer growth was 29,000 while the decrease in fixed voice customers was 3,000.

•
The weakened margin in Estonia is primarily due to increased sales of low margin products, including computers. In Lithuania, the lower margin is primarily a result of increased costs for sales and marketing.

•	TeliaSonera’s income from the associated company Lattelecom increased to SEK 69 million (65).

•	CAPEX increased due to the build-out of broadband in Estonia and Lithuania and the build-out of digital terrestrial television in Lithuania.

Because of the squeezed margins in Estonia, Eesti Telekom’s management and Council are reviewing possibilities to increase efficiency and productivity.

Commercial launch of mobile services at the end of the year in Spain

•
The Spanish mobile operations focused on the network roll-out and fine-tuning of marketing and service concepts, and will launch its commercial offerings before the end of the year. Additional information on the business and offers will be presented in connection to the launch.

•
During the quarter, agreements were signed with Ericsson for the delivery of network equipment and installation services for the first two phases of the build-out, which will mean that Xfera’s own network will cover about 26 percent of the population at the commercial launch. The build-out requirements established by the Spanish Ministry of Industry, Tourism and Trade will thereby be more than adequately fulfilled.

•
During the quarter, Xfera signed a national roaming agreement with Vodafone. This will offer Xfera’s customers nationwide 2G coverage with seamless services across networks as of the commercial launch later this year. The first official call in the Xfera 3G network was made on October 10. Additionally, on October 19, Xfera signed an agreement with Dextra Móviles of the 20:20 Mobile Group, a major telephony wholesaler, for the rendering of logistics and distribution services for Xfera products in Spain.

•	On October 26, Xfera launched the new brand Yoigo under which it will offer mobile services.

•
In the third quarter Xfera reported an operating loss of SEK 97 million, primarily due to costs for personnel, leases, and start-up costs. CAPEX was SEK 132 million, mainly related to the network roll-out and the up-front fee for national roaming.

Continued strong growth and profitability in International Mobile

SEK in millions, except margins and number of customers	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005
Net sales	2,302	1,817	6,219	4,417
of which Kazakhstan	1,318	975	3,552	2,408
of which Azerbaijan	624	571	1,765	1,345
of which Georgia	276	204	677	500
of which Moldova	86	67	232	168
EBITDA excl. non-recurring items	1,371	1,025	3,575	2,447
Margin (%), total	59.6	56.4	57.5	55.4
Margin (%), Kazakhstan	59.4	53.8	58.6	53.7
Margin (%), Azerbaijan	67.1	66.0	64.9	64.2
Margin (%), Georgia	51.1	50.5	46.4	47.4
Margin (%), Moldova	48.8	52.2	44.0	56.0
Income from associated companies	1,181	1,062	3,322	2,092
of which Russia	761	390	1,994	893
of which Turkey	420	672	1,328	1,199
Operating income	2,298	1,873	6,141	3,994
Operating income excl. non-recurring items	2,298	1,873	6,141	3,994
CAPEX	914	629	2,227	1,886
Number of customers, end of period (thousands)
Eurasia	6,871	5,504	6,871	5,504
Russia	28,188	20,991	28,188	20,991
Turkey	29,830	25,600	29,830	25,600

Eurasia

•	The Fintur companies concentrated on developing attractive, segmented offers and stimulating the use of value added services and both sales and earnings increased sharply year on year.

•
Net sales increased 27 percent and the number of customers climbed by 1.4 million to 6.9 million. During the third quarter, the customer in-crease was 298,000. In Kazakhstan customer growth was impacted negatively by the requirement to register prepaid customers. The registration of the current customer base was completed at the end of the quarter and, in total, approximately 725,000 prepaid subscriptions have been deactivated, of which some 165,000 during the third quarter as the customers did not provide necessary documents.

•
The EBITDA margin increased substantially and Fintur reported its highest margin ever in the third quarter due to strong sales development and the postponement of certain sales and marketing activities.

•
CAPEX remained high in order to maintain the quality and coverage leadership in the region. The 3G roll-out continued in Georgia and the commercial launch will take place before year end. 3G license acquisitions and 3G network roll-outs are part of the near term investment plans in the Eurasian markets.

•
All four Fintur companies are dividend payers and during the first nine months of 2006 the companies paid a total of approximately SEK 1,400 million in dividends, of which approximately SEK 800 million to other TeliaSonera companies and the remainder to minority shareholders.

Russia

•
On the Russian market, total customer growth slowed in the third quarter to 6.7 million, which is about half of the growth in the comparative quarter. SIM card penetration exceeded 100 percent. Price levels stabilized after the past year’s sharp decrease.

•
MegaFon (associated company, 43.8 percent holding) increased its customer base by 2.2 million during the quarter and the company strengthened its market position both in terms of customers and revenues. Particularly in Moscow, MegaFon successfully improved its relative market position. Year on year, MegaFon’s customer base increased by 7.2 million to 28.2 million.

•
MegaFon’s strong sales and earnings growth increased TeliaSonera’s income from Russia to SEK 761 million (390). The comparative quarter was negatively effected by revaluation of loans of SEK 132 million.

•
The new regulation introduced on July 1, according to which customers are only charged for outgoing calls, did not lead to any decreases in the market’s general price level and no major price reductions were made in the quarter.

Turkey

•
In Turkey, Turkcell’s customer base increased by 4.2 million to 29.8 million year on year. During the quarter the increase was 1.1 million. In Ukraine, the number of customers increased by 0.6 million to 3.9 mil-lion during the quarter.

•
TeliaSonera’s income from Turkcell (associated company, 37.3 per-cent holding reported with a one-quarter lag) decreased to SEK 420 million (672) year on year mainly due to over 20 percent depreciation of the Turkish lira against the Swedish krona.

•
During the first nine months of 2006, TeliaSonera received SEK 1,501 million in dividends from Turkcell and Turkcell Holding (owned by Te-liaSonera and Cukurova and holding 51 percent of Turkcell), of which SEK 605 million in the third quarter.

•	The 3G license tender and number portability are still pending in the Turkish market. Competition has intensified further after Vodafone’s entry into the market.

Other operations *)

SEK in millions	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005
Net sales	1,244	1,171	3,548	3,359
EBITDA excl. non-recurring items	67	66	70	199
Income from associated companies	615	15	677	0
Operating income	639	133	645	196
Operating income excl. non-recurring items	638	39	612	87
CAPEX	82	59	224	151
*) Include TeliaSonera Holding and TeliaSonera International Carrier

•	Increased sales mainly due to voice sales growth in the carrier operations.

•
Improved operating income due to the associated company Overseas Telecom’s divestment of the mobile operator MTN Uganda, which affected operating income excluding non-recurring items positively by SEK 562 million.

Stockholm, October 31, 2006

Anders Igel
President and CEO

Auditors’ Review Report

We have reviewed the interim report of TeliaSonera AB for the period January 1, 2006 to September 30, 2006. Management is responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, October 31, 2006

PricewaterhouseCoopers AB

Göran Tidström	Håkan Malmström
Authorized Public Accountant	Authorized Public Accountant
Auditor in charge

Financial Information
Year-end Report January-December 2006	February 13, 2007
Interim Report January-March 2007	April 24, 2007
Annual General Meeting, Stockholm	April 24, 2007
Shareholders’ information meeting, Helsinki	April 25, 2007
Interim Report January-June 2007	July 27, 2007
Interim Report January-September 2007	October 26, 2007

Questions regarding content in the reports: TeliaSonera AB Investor Relations SE-106 63 Stockholm, Sweden Tel. +46 8 504 550 00 Fax +46 8 611 46 42 www.teliasonera.com/ir	Ordering of individual hard copies of the reports: Tel. +46 372 851 42 Fax +46 372 843 56 www.teliasonera.com/ir

Definitions

EBITDA: An abbreviation of “Earnings Before Interest, Tax, Depreciation and Amortization.” Equals operating income before depreciation, amortization and impairment losses and before income from associated companies.

ARPU: Average monthly revenue per user.

Churn: The number of post-paid customers that have left the company expressed as a percentage of the average number of post-paid customers.

PSTN: Public Switched Telephone Network.

LLUB: Local Loop Unbundling.

DVB-H: Digital Video Broadcast - Handheld.

Condensed Consolidated Income Statements

SEK in millions, except per share data and number of shares	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005
Net sales	23,157	22,229	67,873	64,785
Costs of production	-11,622	-11,619	-35,371	-34,354
Gross income	11,535	10,610	32,502	30,431
Selling, admin., and R&D expenses	-5,560	-5,715	-16,733	-17,429
Other operating revenues and expenses, net	-126	-375	-494	-1,712
Income from associated companies	1,830	1,122	4,024	2,237
Operating income	7,679	5,642	19,299	13,527
Net financial revenues and expenses	-155	-118	-173	-385
Income after financial items	7,524	5,524	19,126	13,142
Income taxes	-1,779	-1,157	-4,381	-2,790
Net income	5,745	4,367	14,745	10,352
Attributable to:
Shareholders of the parent co.	5,053	3,763	12,958	8,963
Minority interests in subsidiaries	692	604	1,787	1,389

Shareholders’ basic and diluted earnings per share (SEK)	1.13	0.84	2.89	1.95
Number of shares (thousands)
Outstanding at period-end	4,490,457	4,490,457	4,490,457	4,490,457
Weighted average, basic and diluted	4,490,457	4,490,457	4,490,457	4,602,134
Number of treasury shares (thousands)
At period-end	-	184,775	-	184,775
Weighted average	134,564	184,775	167,854	73,098

EBITDA	8,626	7,786	23,658	20,764
EBITDA excl. non-recurring items	8,756	8,224	24,500	22,313
Depreciation, amortization and impairment losses	-2,777	-3,266	-8,383	-9,474
Operating income excl. non-recurring items	7,802	6,162	20,247	15,217

Condensed Consolidated Balance Sheets

SEK in millions	Sep 30, 2006	Dec 31, 2005
Assets
Goodwill and other intangible assets	76,263	74,367
Property, plant and equipment	48,215	48,201
Investments in associates, deferred tax assets and other financial assets	41,408	40,526
Total non-current assets	165,886	163,094
Non-current assets held-for-sale	17	186
Inventories	971	765
Trade receivables, current tax assets and other receivables	20,027	20,489
Interest-bearing receivables	1,843	2,407
Cash and cash equivalents	7,834	16,834
Total current assets	30,675	40,495
Total assets	196,578	203,775

Equity and liabilities
Shareholders’ equity	118,582	127,049
Minority interests	8,584	8,645
Total equity	127,166	135,694
Long-term loans	23,688	20,520
Deferred tax liabilities, other long-term provisions	15,891	14,948
Other long-term liabilities	2,306	2,343
Total non-current liabilities	41,885	37,811
Short-term loans	3,989	6,215
Trade payables, current tax liabilities, short-term provisions and other current liabilities	23,538	24,055
Total current liabilities	27,527	30,270
Total equity and liabilities	196,578	203,775

Condensed Consolidated Cash Flow Statements

SEK in millions	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005
Cash flow before change in working capital	9,827	7,017	23,459	20,734
Change in working capital	-2,009	-667	-2,414	37
Cash flow from operating activities	7,818	6,350	21,045	20,771
Intangible and tangible fixed assets acquired (cash CAPEX)	-2,948	-2,262	-7,314	-8,368
Free cash flow	4,870	4,088	13,731	12,403
Cash flow from other investing activities	-470	481	-2,778	2,228
Total cash flow from investing activities	-3,418	-1,781	-10,092	-6,140
Cash flow before financing activities	4,400	4,569	10,953	14,631
Cash flow from financing activities	-2,063	-13,244	-19,906	-15,232
Cash flow for the period	2,337	-8,675	-8,953	-601

Cash and cash equivalents, opening balance	5,447	25,640	16,834	17,245
Cash flow for the period	2,337	-8,675	-8,953	-601
Exchange rate differences	50	-29	-47	292
Cash and cash equivalents, closing balance	7,834	16,936	7,834	16,936

Condensed Consolidated Statements of Changes in Equity

	Jan-Sep 2006			Jan-Sep 2005
SEK in millions	Shareholders’ equity	Minority interests	Total equity	Shareholders’ equity	Minority interests	Total equity
Opening balance	127,049	8,645	135,694	121,133	6,934	128,067
Business combinations	25	-	25	-	-	-
Reporting financial instruments at fair value	-82	-	-82	5	-	5
Exchange rate differences	-5,504	-252	-5,756	8,560	585	9,145
Inflation adjustments	-147	-	-147	881	-	881
Transactions with minority shareholders in subsidiaries	-	-211	-211	-	-12	-12
Net income recognized directly in equity	-5,708	-463	-6,171	9,446	573	10,019
Net income	12,958	1,787	14,745	8,963	1,389	10,352
Total recognized net income	7,250	1,324	8,574	18,409	1,962	20,371
Dividend	-15,717	-1,385	-17,102	-5,610	-1,002	-6,612
Treasury shares	-	-	-	-10,201	-	-10,201
Closing balance	118,582	8,584	127,166	123,731	7,894	131,625

Basis for Preparation
General. As in the annual accounts for 2005, TeliaSonera’s consolidated financial statements as of and for the nine-month period ended September 30, 2006, have been prepared in accordance with International Financial Reporting Standards (IFRS) and, given the nature of TeliaSonera’s transactions, with IFRSs as adopted by the European Union. The parent company TeliaSonera AB’s financial statements have been prepared in accordance with the Swedish Annual Accounts Act and the Swedish Financial Accounting Standards Council’s standard RR 32 “Accounting for Legal Entities” and statements issued by its Emerging Issues Task Force. This report has been prepared in accordance with IAS 34 “Interim Financial Reporting.”
New accounting standards. For information, see corresponding sections in the Q2 2006 Interim Report and in the 2005 Annual Report.

Non-Recurring Items

SEK in millions	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005
Within EBITDA	-130	-438	-842	-1,549
Restructuring charges, synergy implementation costs, etc.: Sweden	-45	-514	-627	-1,518
Finland	-81	-5	-183	-110
Denmark	-	-1	-32	-30
International Carrier	1	92	33	82
Other	-5	-10	-33	-27
Capital gains: Telia Finans	-	-	-	54
Within Depreciation, amortization and impairment losses	-	-82	-	-122
Impairment losses, accelerated depreciation: Norway	-	-82	-	-122
Within Income from associates	7	-	-106	-19
Impairment losses, capital gains/losses, provisions and other: Finland	7	-	-106	-
Infonet Services	-	-	-	-19
Within Financial net	-	-	183	-
Capital gains: Elisa	-	-	183	-
Total	-123	-520	-765	-1,690

Deferred Taxes

SEK in millions	Sep 30, 2006	Dec 31, 2005
Deferred tax assets	12,821	12,305
Deferred tax liabilities	-10,021	-9,578
Net deferred tax assets (+)/liabilities (-)	2,800	2,727

Related Party Transactions

MegaFon. As of September 30, 2006, TeliaSonera had interest-bearing claims on its associated company OAO MegaFon of SEK 343 million.

Telefos. As of September 30, 2006, TeliaSonera had interest-bearing claims of SEK 93 million on its associated company Telefos AB. In the three-month and nine-month period ended September 30, 2006, TeliaSonera purchased services and products from Telefos worth SEK 234 million and SEK 1,169 million, respectively, mostly referring to network construction.

Investments

SEK in millions	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005
CAPEX	2,743	2,530	7,413	8,492
Intangible assets	235	204	795	745
Property, plant and equipment	2,508	2,326	6,618	7,747
Acquisitions and other investments	15	5	3,840	102
Asset retirement obligations	-	-	3	-
Goodwill and fair value adjustments	8	8	3,732	58
Shares and participations	7	-3	105	44
Total	2,758	2,535	11,253	8,594

Net Debt

SEK in millions	Sep 30, 2006	Dec 31, 2005
Long-term and short-term loans	27,677	26,735
Less short-term investments, cash and bank	-8,961	-18,362
Net debt	18,716	8,373

Loan Financing

The underlying cash-flow generation was positive also during the third quarter of 2006. During the quarter, some additional new financing was conducted, mainly with maturities ranging from some three to seven years.

In September, the bond originally issued by the recently acquired company NextGenTel in Norway, with a nominal volume of NOK 200 million, was prepaid in full after having achieved acceptance from the bondholders for the official offer made via the Trustee.

Financing needs during the remainder of 2006 is expected to be limited.

Financial Key Ratios

	Sep 30, 2006	Dec 31, 2005
Return on equity (%, rolling 12 months)	13.6	10.3
Return on capital employed (%, rolling 12 months)	16.0	12.6
Equity/assets ratio (%)	62.5	58.9
Net debt/equity ratio (%)	15.2	7.0
Shareholders’ equity per share (SEK)	26.41	28.29

Collateral Pledged and Contingent Liabilities

Collateral pledged at September 30, 2006 totaled SEK 2,159 million, mainly referring to blocked funds in bank accounts for Ipse 2000 S.p.A.’s future license payments and pledges of shares in Xfera Móviles S.A. and Svenska UMTS-n’t AB. Contingent liabilities totaled SEK 2,009 million, of which SEK 1,595 million referred to credit guarantees on behalf of Svenska UMTS-n’t. Under certain third-party agreements, the credit guarantees on behalf of Svenska UMTS-n’t are capped at SEK 2,400 million.

Contractual Obligations

Contractual obligations at September 30, 2006 totaled SEK 1,283 million, of which SEK 915 million referred to contracted build out of TeliaSonera’s fixed networks in Sweden and Finland.

Parent Company

Net sales for the nine-month period were SEK 14,753 million (16,072), of which SEK 10,857 million (12,170) was billed to subsidiaries. Earnings before appropriations and taxes decreased to SEK 5,603 million (5,895), due to lower operating income and lower group contributions from subsidiaries. Earnings after appropriations and taxes were SEK 2,180 million (3,625).

Total investments for the nine-month period amounted to SEK 16,218 million (3,144), including SEK 1,490 million (2,015) in property, plant and equipment, primarily for the fixed network. The acquisition price for NextGenTel Holding was SEK 2,335 million. Other investments totaling SEK 12,393 million (1,129) were mainly attributable to capital infusions in subsidiaries and other equity holdings. Of the capital infusions, SEK 12,113 million (645) was provided through debt conversion.

The reduction of share capital decided on at TeliaSonera’s Annual General Meeting on April 27, 2006 has been completed. On September 6, 2006, TeliaSonera’s share capital was reduced by SEK 591,279,539.20 by cancelling the 184,774,856 shares owned by TeliaSonera that were repurchased through TeliaSonera’s repurchase offer in 2005.

Financial Information/“Underlying” Measures of Results of Operations

This interim report includes information on “underlying” measures of Telia-Sonera’s results of operations, such as “EBITDA excluding non-recurring items” and “Operating income excluding non-recurring items.” EBITDA equals operating income before depreciation, amortization and impairment losses, excluding income from associated companies. Non-recurring items include impairment losses, capital gains/losses, restructuring/phase-out of operations and personnel redundancy costs. TeliaSonera’s management uses operating income excluding non-recurring items as the principal measure for monitoring profitability in internal reporting. Management believes that, besides operating income, EBITDA excluding non-recurring items and operating income excluding non-recurring items are also measures commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, these “underlying” measures are presented to enhance the understanding of TeliaSonera’s historical operating performance.

These “underlying” measures, however, should not be considered as alternatives to operating income as indicators of our operating performance. Similarly, EBITDA excluding non-recurring items should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA excluding non-recurring items and operating income excluding non-recurring items are not measures of consolidated financial performance under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. These “underlying” measures are not meant to be predictive of potential future results.

Forward-Looking Statements

This interim report contains statements concerning, among other things, TeliaSonera’s financial condition and results of operations that are forward-looking in nature. Such statements are not historical facts but, rather, represent TeliaSonera’s future expectations. TeliaSonera believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions; however, forward-looking statements involve inherent risks and uncertainties, and a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement, including TeliaSonera’s market position, growth in the telecommunications industry in Europe, the effects of competition and other economic, business, competitive and/or regulatory factors affecting the business of TeliaSonera and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, TeliaSonera undertakes no obligation to update any of them in light of new information or future events.